UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces First Quarter 2015 Earnings

Monterrey, Mexico, April 22, 2015 – Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited, consolidated results for the first quarter of 2015 today.[1]

First quarter 2015 Summary

OMA recorded solid results in the first quarter, with notable double digit increases in passenger traffic, aeronautical and non-aeronautical revenues, and Adjusted EBITDA.

The principal results of the first quarter include:

▪	Total terminal passenger traffic increased 17.5% to 3.8 million in 1Q15. Domestic traffic increased 17.3%; international traffic increased 18.4%. Volaris, Interjet, VivaAerobus, and Grupo Aeroméxico contributed the most to traffic growth, and accounted for 76% of the traffic increase
▪	Eight new routes, including six domestic and two international routes, opened in the quarter, as a result of the combined efforts of the airlines and OMA to increase connectivity and grow passenger traffic.
▪	Aeronautical revenues increased 21.0%, principally as a result of the growth in passenger traffic.
▪	Aeronautical revenues per passenger increased 3.0% to Ps. 177.6.
▪	Non-aeronautical revenues increased 19.5%. All 13 airports and the NH Terminal 2 hotel participated in this growth, as a result of growth in commercial and diversification activities.
▪	Non-aeronautical revenues per passenger increased 1.7% to Ps. 62.9.

_____________________________
1 Unless otherwise stated, all references are to the first quarter of 2015 (1Q15), and all percentage changes are with respect to the same period of the prior year. The exchange rates used to convert foreign currency amounts were Ps. 13.0841 per U.S. dollar as of March 31, 2014 and Ps. 15.2427 as of March 31, 2015.

▪	Total costs and operating expenses, including hotel costs and expenses, increased 6.7%.
▪	Adjusted EBITDA[2] increased 32.5% to Ps. 536 million, with an Adjusted EBITDA margin of 58.6%.
▪	Consolidated net income was Ps. 258 million. Earnings were Ps. 0.65 per share, or US$ 0.34 per American Depositary Share (ADS).
▪	Total cash flows for Master Development Plan (MDP) and strategic investment expenditures were Ps. 195 million.

1Q15 Operating Results

Passenger Traffic, Flight Operations, and Cargo Volumes

The total number of flight operations (takeoffs and landings) increased 7.8% to 85,408 operations. Domestic flight operations increased 6.6% and international operations increased 15.0%.

Total passenger traffic increased 17.5% (+566,440 passengers). Eleven airports recorded growth, with the most significant increases in Monterrey (+26.5%; +374,861 passengers), Acapulco (+21.1%; +34,742), Chihuahua (+15.8%; +31,793), Tampico (+20.3%; +29,301), and Zihuatanejo (+14.5%; +26,943). See Annex Table 1, Passenger Traffic for more detail.

Of total passenger traffic, 82.6% was domestic, and 17.4% was international. Commercial aviation accounted for 97.6% of passenger traffic, and general aviation, 2.4%. Monterrey generated 47.1% of passenger traffic, Culiacán, 8.3%, Mazatlán, 6.2%, and Chihuahua ,6.1%.

Domestic passenger traffic increased 17.3% (+463,355 passengers). Eleven airports increased domestic traffic. Monterrey (+25.7%; +308,002 passengers), increased traffic principally on the Mexico City, Cancún, Bajío, Villahermosa, and Veracruz routes. Acapulco (+23.9%; +33,473) increased traffic on its Mexico City and Monterrey routes. Tampico (+22.4%; +29,823) increased traffic on its Monterrey, Mexico City, and Villahermosa routes. Chihuahua (+14.8%; +26,968) had growth on its Mexico City and Monterrey. Ciudad Juárez (+13.6%; +23,268) had growth on its Mexico City, Monterrey, and Bajío routes. The most important decreases were in Culiacán (-3.9%; -12,679), as a result of lower traffic on the Tijuana, La Paz, and Guadalajara routes, and in Torreón (-4.3%; -5,250), as a result in decreases in traffic on the Guadalajara route.

Six domestic routes opened during the quarter, while five domestic routes closed.

________________________
2 Adjusted EBITDA excludes the non-cash maintenance provision, construction revenue, and construction expense. OMA provides a full reconciliation of Adjusted EBITDA in the corresponding section of this report; see also the Notes to the Financial Information.

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International passenger traffic increased 18.4%. Eight airports increased international traffic. Monterrey (+30.8%; +66,859 passengers) was the largest contributor to growth, with increased traffic on its Houston route.

During the quarter, two new international routes opened.

Air Cargo volumes increased 7.1%. Of total air cargo volume, 63.8% was domestic and 36.2% was international.

Non-Aeronautical and Commercial Operations

The continuous improvement in the commercial and services offerings and the implementation of OMA’s commercial strategy resulted in the opening of 14 commercial spaces or initiatives in 1Q15, including passenger services, banking services, local advertising, restaurants, and retail stores. The commercial space occupancy rate was 95.9% in 1Q15.

NH Terminal 2 Hotel Operations

The operation of the NH T2 hotel in the Mexico City International Airport continued to strengthen. Revenues rose 3.2%, principally as a result of a 370 basis point increase in the occupancy rate, which reached 78.7%.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 21.0% to Ps.675 million. Domestic passenger charges increased 16.1%, principally as the result of higher passenger volumes. International passenger charges increased 33.9% because of the growth in passengers and the exchange rate effect. Other aeronautical services revenue increased 20.5%, principally as a result of increases in revenues from platform operations and overnight fees.

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Monterrey contributed 43.3% of aeronautical revenues, Culiacán, 7.9%, Mazatlán, 7.7%, and Zihuatanejo, 7.4%.

Aeronautical revenue per passenger increased 3.0% to Ps. 177.6.

Non-aeronautical revenues increased 19.5% to Ps. 239 million, or 26.1% of the sum of aeronautical and non-aeronautical revenues, as a result of the commercial and diversification initiatives. All thirteen airports and the hotel recorded growth in non-aeronautical revenues.

| (Ps. Thousands) | 1Q14 | 1Q15 | % Var |
|---|---|---|---|
| **Commercial Activities:** | | | |
| *Parking* | 33,076 | 40,629 | 22.8 |
| *Advertising* | 17,865 | 21,956 | 22.9 |
| *Retail* (1) | 15,885 | 18,617 | 17.2 |
| *Restaurants* | 12,646 | 15,152 | 19.8 |
| *Car Rentals* | 11,394 | 14,178 | 24.4 |
| *Passenger Services* | 2,089 | 4,427 | 111.9 |
| *Time Shares & Hotel Promotion* | 4,256 | 4,035 | (5.2) |
| *Communications and Networks* | 3,303 | 3,126 | (5.4) |
| *VIP Lounges* | 1,366 | 1,979 | 44.9 |
| *Financial Services* | 1,259 | 1,501 | 19.2 |
| *Marketing* | 520 | 597 | 14.8 |
| **Total Revenues from Commercial Activities:** | **103,660** | **126,199** | **21.7** |
| **Diversification Activities:** | | | |
| *Hotel Services (NH Terminal 2 Hotel)* | 47,713 | 49,248 | 3.2 |
| *OMA Carga (Air Cargo Logistics Service)* | 10,682 | 21,554 | 101.8 |
| *Real Estate Services* | 1,892 | 2,482 | 31.2 |
| *Marketing* | - | 6 | n.a. |
| **Total Revenues from Diversification Activities:** | **60,287** | **73,291** | **21.6** |
| **Complementary Activities:** | | | |
| *Checked Baggage Screening* | 16,308 | 19,261 | 18.1 |
| *Leases* (2) | 15,868 | 16,668 | 5.0 |
| *Access Rights* | 1,985 | 2,590 | 30.5 |
| *Other* | 1,880 | 1,006 | (46.5) |
| **Total Revenues from Complementary Activities:** | **36,040** | **39,525** | **9.7** |
| **Non-Aeronautical Revenues** | **199,986** | **239,015** | **19.5** |
| Non-Aeronautical Revenues/Passenger (Ps.) | 61.8 | 62.9 | 1.7 |

(1) Includes stores and duty free

(2) Leasing of space and other services to airlines and complementary service providers for non-essential activities

See Notes to the Financial Information

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Commercial activities contributed an additional Ps. 23 million (+21.7%). The line items that contributed most to growth were:

•	Parking revenues (+22.8%; +Ps. 8 million), principally as a result of higher volumes.
•	Advertising revenues (+22.9%; +Ps. 4 million), as a result of additional advertising space in ten airports, which started generating revenues in 2Q14.
•	Car rental revenues (+24.4%; +Ps. 3 million) as a result of increased supply in Monterrey starting in 3Q14 and renegotiated contracts with ten car rental companies in 4Q14.
•	Revenue from retailers (+17.2%; +Ps. 3 million), as a result of improved offerings in several airports starting 2Q14 and an increase in participation rates.
•	Restaurant revenues (+19.8%; +Ps. 3 million), principally as a result of openings during the year, including three in 1Q15, and an increase in participation rates.

Diversification activities contributed an additional Ps. 13 million (+21.6%), with the most important contribution coming from OMA Carga, which increased its revenues by 101.8% to Ps. 22 million.

Complementary activities generated an increase of Ps. 3 million (+9.7%). The service with the most significant growth was checked baggage screening (+18.1%), as a result of increased passenger volumes.

Monterrey contributed 42.2% of non-aeronautical revenues, the NH T2 hotel 20.6%, Mazatlán, 4.6%, Culiacán, 3.8%, and Chihuahua, 3.7%.

Non-aeronautical revenues per passenger increased 1.7% to Ps. 62.9. Non-aeronautical revenues per passenger, excluding the NH T2 hotel, increased 6.1% to Ps. 49.9.

Construction revenues were Ps. 107 million; construction revenues represent the value of improvements to concessioned assets made during the quarter, and are equal to construction costs recognized, and do not generate either a gain or a loss. (See Notes to the Financial Information.)

Total revenues increased 22.7% to Ps. 1,021 million.

Costs and Operating Expenses

The total cost of airport services and general and administrative expenses, which exclude those related to the hotel, increased 6.2%. The line item that increased most was Other costs and Expenses, principally as a result of expenses related to the Master Development Plans.

Hotel costs and expenses rose 11.8% as a result of travel agency commissions and minor maintenance.

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The maintenance provision was unchanged.

Construction costs and are equal to construction revenues and do not generate a gain or loss.

The airport concession tax increased 22.4% because of the growth in revenues.

The technical assistance fee increased 34.8% as a result of growth in EBITDA (see Notes to the Financial Information for the calculation base).

Depreciation and amortization increased 12.7%, principally as a result of increased investments.

As a result of the foregoing, total costs and expenses increased 12.3% to Ps. 586 million.

Adjusted EBITDA and Operating Income

Adjusted EBITDA increased 32.5% to Ps. 536 million in 1Q15, as a result of the Company’s initiative to increase revenues and control costs. The Adjusted EBITDA margin rose 530 basis points to 58.6%. (See Notes to the Financial Information for additional discussion of Adjusted EBITDA.)

Operating income increased 40.2% to Ps. 435 million, with an operating margin of 42.6%.

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Financing Expense

Financing expense was Ps. 88 million in 1Q15. The increase was principally the result of a higher level of debt, an increase in the exchange loss as a result of the depreciation of the peso, and an increase in the loss on the fair value of the maintenance provision.

Taxes

Taxes were Ps. 89 million. This includes a 51.2% increase in cash tax payments to Ps. 84 million in cash tax payments, as a result of an increase in the taxable base. Deferred taxes were Ps. 5 million. The effective tax rate was 25.6%.

Net Income

Consolidated net income was Ps. 258 million.

Earnings per share, based on net income of the controlling interest, were Ps. 0.65, or US$0.34 per ADS. Each ADS represents eight Series B shares. (See Annex Table 3.)

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MDP and Strategic Investment Expenditures

Total investment expenditures were Ps. 195 million during 1Q15, including MDP projects and strategic investments. Expenditures under the MDP included improvements to concessioned assets (Ps. 107 million), various smaller accounts (Ps. 7 million), and major maintenance (Ps. 42 million), which was charged to the maintenance provision, reducing this long-term liability. Strategic investments were Ps. 38 million in 1Q15.

The most important investment expenditures during the first quarter included:

Debt

As of March 31, 2015, total debt was Ps. 4,721 million and net debt was Ps. 1,628 million. The ratio of net debt to Adjusted EBITDA was 0.81.

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Derivative Financial Instruments

As of the date of this report, OMA has no derivatives exposure.

Cash Flow Statement

For the first quarter of 2015, operating activities generated cash of Ps. 513 million. The increase was principally the result of increased revenues, and increases in long term liabilities, accounts payable, and accounts payable to related parties.

Investing activities used cash of Ps. 128 million. The most important line items were Ps. 105 million for investment in airport concessions and Ps. 41 million in property, plant and equipment.

Financing activities generated an ouflow of Ps. 101 million. The most important included Ps. 64 million in interest payments and Ps. 30 million in share repurchases.

Cash increased Ps. 284 million in the first three months of 2015. The balance of cash and cash equivalents was Ps. 3,093 million as of March 31, 2015. (See Annex Table 4).

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OMA (NASDAQ: OMAB; BMV: OMA) will hold its 1Q15 earnings conference call on April 27, 2015 at 11 am Eastern time, 10 am Mexico City time.

The conference call is accessible by calling 1-888-428-9473 toll-free from the U.S. or 1-719-325-2429 from outside the U.S. The conference ID is 7277053. A taped replay will be available through May 4, 2015 at 1-877-870-5176 toll free or + 1-858-384-5517, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

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Annex Table 1

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Annex Table 2

12

Annex Table 3

13

Annex Table 4

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Annex Table 5

**Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.**
**Unaudited Statement of Changes in Stockholders' Equity**
**As of March 31, 2014 (Thousand Pesos)**

| | Number of Shares | Capital stock Nominal | Additional Paid-In Capital | Retained Earnings | Share Repurchase Reserve | Labor Obligations | Non-Controlling Interest | Total Stockholder's Equity |
|---|---|---|---|---|---|---|---|---|
| **Balance as of December 31, 2013** | **398,559,217** | **2,698,691** | **29,786** | **3,287,992** | **373,869** | **(9,931)** | **16,987** | **6,397,394** |
| Reissuance (Repurchase) of Shares - Net | (1,441,194) | (9,717) | | | (53,152) | | | (62,869) |
| Increase in Non-Controlling Interest | | | | | | | 2,888 | 2,888 |
| Comprehensive Income (Loss) | | | | 257,326 | | - | 528 | 257,854 |
| **Balance as of March 31, 2014** | **397,118,023** | **2,688,974** | **29,786** | **3,545,318** | **320,717** | **(9,931)** | **20,403** | **6,595,267** |

See Notes to the Financial Information

**Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.**
**Unaudited Statement of Changes in Stockholders' Equity**
**As of March 31, 2015 (Thousand Pesos)**

| | Number of Shares | Capital stock Nominal | Additional Paid-in Capital | Retained Earnings | Share Repurchase Reserve | Labor Obligations | Non-Controlling Interest | Total Stockholder's Equity |
|---|---|---|---|---|---|---|---|---|
| **Balance as of December 31, 2014** | **395,379,850** | **1,491,023** | **29,786** | **4,312,686** | **241,543** | **(9,625)** | **51,190** | **6,116,603** |
| Reissuance (Repurchase) of Shares - Net | (435,000) | (1,640) | | | (28,761) | | | (30,401) |
| Increase in Non-Controlling Interest | | | | | | | 5,278 | 5,278 |
| Comprehensive Income (Loss) | | | | 256,982 | | - | 1,136 | 258,118 |
| **Balance as of March 31, 2015** | **394,944,850** | **1,489,383** | **29,786** | **4,569,668** | **212,782** | **(9,625)** | **57,604** | **6,349,598** |

See Notes to the Financial Information

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Annex Table 6

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Annex Table 7

In accordance with the regulations of the Mexican Stock Exchange, the analysts who cover OMA are:

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Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Adjusted EBITDA: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. Adjusted EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity, or as an alternative to EBITDA.

Adjusted EBITDA margin: OMA calculates this margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from third-party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax (DUAC): This tax, the Derecho de Uso de Activos Concesionados, is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Checked Baggage Screening: During 2012, OMA began to operate checked baggage screening in its 13 airports in order to increase airport security and in compliance with the requirements of the Civil Aviation General Directorate (DGAC). This screening uses the latest technology and is designed to detect explosives in checked baggage. The cost of maintenance of the screening equipment is considered a regulated activity and will be recovered through the maximum rates, while the operational aspects are assessed as a non-regulated service charge. In accordance with the Civil Aviation Law and the regulations issued by the DGAC, the primary responsibility for damages and losses resulting from checked baggage lies with the airline. Notwithstanding the foregoing, OMA may be found jointly liable with the airline through a legal proceeding if and when all of the following elements are proven: a) occurrence of an illegal act, b) caused by the willful misconduct or bad faith of our subsidiary OMA Servicios Complementarios del Centro Norte, S.A. de C.V., and c) related to or occurring during the baggage screening undertaken by OMA Servicios Complementarios del Centro Norte, S.A. de C.V.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

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Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

EBITDA: For the purposes of this report, OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. However, it should be noted that EBITDA is not defined under IFRS, and may be calculated differently by different companies.

Employee Benefits: IFRS 19 (modified) “Employee Benefits” requires that cumulative actuarial gains and losses from pension obligations be recognized immediately in comprehensive income. These gains and losses arise from the actuarial estimates used for calculating pension liabilities as of the date of the financial statements.

IAS 34 “Interim Financial Reporting”: This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

International Financial Reporting Standards (IFRS): Financial statements and other information are presented in accordance with IFRS and their Interpretations. The financial statements for the year ended December 31, 2010 were the last statements prepared in accordance with Mexican Financial Reporting Standards.

Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s estimates of the disbursements it need to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the third five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every nine months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH T2 hotel: The NH hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include revenues derived from commercial activities such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others; diversification activities, such as the Hotel NH Terminal 2; and complementary activities, such as checked baggage screening.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passengers that pay passenger charges (TUA): Departing passengers, excluding connecting passengers, diplomats, and infants.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on actual numbers.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

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Technical Assistance Fee: This fee is charged as the higher of US$3.0 million per year or 5% of EBITDA before technical assistance and takes into account only the subsidiaries holding the airport concessions or that provide personnel services directly or indirectly to the airports.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the third largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

▪	Webpage http://ir.oma.aero
▪	Twitter http://twitter.com/OMAeropuertos
▪	Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date:April 23, 2015